SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date:    Sept 27th, 2002

List of materials

Documents attached hereto:

i)  Press Release regarding the Decision by Sony to Absorb Subsidiary Aiwa through a Merger, effective December 1, 2002.

September 27, 2002	Sony Corporation Aiwa Co., Ltd.

Announcement of Merger

After agreement by their respective Boards of Directors, Sony Corporation and Aiwa Co., Ltd. have decided that Sony will absorb Aiwa by a merger effective December 1, 2002. Since Aiwa is scheduled to become a wholly-owned subsidiary of Sony through a stock exchange on October 1, 2002, the respective Board decisions have been made subject to the condition that this stock exchange agreement is completed. Accordingly the merger agreement will be signed on October 1, after the conclusion of the stock exchange.

1.    Objective of the Merger

On February 28, 2002, Sony and Aiwa announced that Aiwa would become a wholly-owned subsidiary of Sony effective October 1, 2002, subject to Aiwa implementing a series of corporate reforms. Since then, Aiwa has accelerated its rationalization process and is scheduled to meet the target of reducing consolidated fixed costs to one third of the level at which they stood in February 2002.

At the end of March 2002, the number of Aiwa Co., Ltd. permanent employees stood at 1,100. This has been reduced to about 500 as of October 1, 2002, most of these belonging to product planning, development and design divisions. The plan to integrate Aiwa’s domestic and international production and sales activities into the Sony platform has been implemented. Aiwa’s factories in Malaysia and Indonesia have been closed and the employee-count rationalized. In Asia, the Middle East and the USA, the procedure of consigning sales and service activities to Sony sales companies has almost been completed, and nearly all Aiwa sales subsidiaries are now in the process of closing down. In Japan, Sony Marketing (Japan) Inc. now handles Aiwa sales business. In Europe, it is planned to start consigning sales activities from Aiwa to Sony from October. Aiwa’s corporate reforms have therefore proceeded on schedule and the conversion to a wholly-owned subsidiary of Sony will take place as planned on October 1, 2002.

Although the integration of Aiwa’s operations into Sony has proceeded smoothly, it was decided that a complete unification of the two companies by merger would be the best method from the perspective of speedy and effective implementation of Sony group strategy. As a result of the merger, the Aiwa and Sony brands will both grow in strength under a unified electronics strategy which will enhance corporate value for the entire Sony group.

2.    Conditions of the merger, etc.

(1)  Schedule of the merger

September 26, 2002 (Thursday)	Board meeting to approve merger agreement (Aiwa)

September 27, 2002 (Friday)	Board meeting to approve merger agreement (Sony)

October 1, 2002 (Tuesday)	Conclusion of merger agreement

October 16, 2002 (Thursday)	Shareholders meeting to approve merger agreement (Aiwa)

December 1, 2002 (Sunday)	Effective date of merger

December 2, 2002 (Monday)	Official registration of merger

*
Pursuant to the provisions of Paragraph 3 of Article 413 of the Commercial Code of Japan, Sony shall perform the merger with Aiwa without the approval of a shareholders meeting to approve the merger agreement.

(2)  Method of the merger

Sony, as an ongoing concern, shall absorb Aiwa, which shall be subsequently dissolved.

(3)  Others

Due to the fact that Aiwa shall be a wholly-owned subsidiary of Sony, there shall be no issuance of new shares or cash payment upon this merger.

3.    Summary of Parties (as of March 31, 2002)

(1)	Trade name	Sony Corporation	Aiwa Co., Ltd.

(2)	Kind of business	Manufacture and sale of electronic and electrical machines and equipment	Manufacture and sale of electronic and electrical machines and equipment

(3)	Date of incorporation	May 7, 1946	June 20, 1951

(4)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo	2-11, Ikenohata 1-chome, Taito-ku, Tokyo

(5)	Representative	Nobuyuki Idei, Representative Director	Masayoshi Morimoto, Representative Director

(6)	Share capital	¥476,105 million	¥33,111million

(7)	Total number of shares issued and outstanding	922,816,355 shares	132,210,464 shares

(8)	Shareholders’ equity	¥1,871,124 million	¥4,397 million

(9)	Total assets	¥3,602,269 million	¥90,192 million

(10)	Date of settlement	March 31	March 31

(11)	Number of employees	17,090	1,114

(12)	Major customers	Affiliated manufacturing and sales companies in and outside Japan	Affiliated manufacturing and sales companies in and outside Japan

(13)	Major shareholders and shareholding ratios
1  Moxley & Co        5.9%

2  Japan Trustee Services Bank, Ltd. (Trust Account)        4.2%

3  State Street Bank and Trust Company        4.1%

4  The Mitsubishi Trust & Banking Corporation (Trust Account)        3.6%

5  The Chase Manhattan Bank, N.A. London        3.2%

1  Sony Corporation        61.4%

2  Sumitomo Mitsui Banking Corporation        1.8%

3  Japan Securities Finance Co., Ltd.        0.8%

4  Japan Trustee Services Bank, Ltd. (Trust Account)        0.7%

5  The Chase Manhattan Bank, N.A. London        0.6%

(14)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. and others	Sumitomo Mitsui Banking Corporation and others

(15)  Business result for the most recent three years (unit: millions of yen)

	Sony Corporation			Aiwa Co., Ltd.
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	2000/3/31	2001/3/31	2002/3/31
Net sales	2,592,962	3,007,584	2,644,195	273,112	246,837	145,156
Operating income	(2,755)	50,458	(52,994)	(6,728)	(13,334)	(8,779)
Ordinary income	30,237	81,502	(6,122)	(5,972)	(14,430)	(10,448)
Net income	30,838	45,002	29,635	(9,939)	(30,881)	(53,583)
Net income per share (yen)	73.09	49.18	32.22	(150.35)	(467.16)	(487.37)
Dividends per share (yen)	50	25	25	14	0	0
Shareholders’ equity per share (yen)	3,956.68	2,021.33	2,024.10	819.50	347.87	33.26
*	Sony split its shares at the ratio of 2 shares for each share as of May 19, 2000.

4.    Circumstances after the merger

(1)	Trade name	Sony Corporation

(2)	Kind of business	Manufacture and sale of electric and electrical machines and equipment

(3)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo

(4)	Representative	Nobuyuki Idei, Representative Director

(5)	Share capital	Upon this merger the amount of share capital shall not change.

(6)	Total assets	The impact of the merger on total assets is being assessed.

(7)	Date of settlement	March 31

(8)	Effect on business result
The impact of the merger on Sony’s consolidated results is being assessed. In the mid to long term it is expected that the merger can have a positive impact on consolidated results through the effective deployment of the Aiwa brand in Sony’s electronics business under a unified management strategy.

(Contact)
Sony Corporation
Corporate Communications
TEL: 03-5448-2200

Sony Corporation
Investor Relations
TEL: 03-5448-2180